UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q12

Investor Relations

QUARTERLY REPORT

Consolidated Information and Earnings (unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries in the third quarter of 2012

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Nov. 13, 2012	2

Portuguese

Date:	Wednesday, November 14, 2012 10:30 a.m.(RJ) – 07:30 a.m.(NY)

Access:	Phone: (55 11) 3127-4971 Code: Oi Replay: (55 11) 3127-4999 Available until Nov 21, 2012 Code: 80228105

Webcast:	Click here

English

Date:	Wednesday, November 14, 2012 12:00 p.m. (RJ) – 09:00 a.m. (NY)

Access:	Phone: 1-877-317-6776 (US) 1-412-317-6776 (Brazil/other countries) Code: Oi Replay: 1-877-344-7529 (US) 1-412-317-0088 (Brazil / other countries) Available until Nov 21, 2012 (code: 10019553)

Webcast:	Click here

Nov. 13, 2012	3

Rio de Janeiro, November 13, 2012: Oi S.A. discloses today its results for the 3rd quarter of 2012. This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of September 30, 2012 which, in compliance with CVM instructions, are presented in accordance with the international financial reporting standards (IFRS).

Following approval of the corporate restructuring on February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., TNL’s and Coari’s shares were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. Therefore, the earnings presented herein account for Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) for the period ended September 30, 2012. However, in order to provide better understanding, we have presented the pro forma consolidated earnings for the third quarter of 2011, which are equivalent to former TNL figures, revenue, costs and expenses (EBITDA), debt, investments and cash  flow, as if the mergers had taken place on January 1, 2011.

Nov. 13, 2012	4

Initiatives of the 2012-2015 strategic plan are already translating into year-on-year growth in net revenue, following two years of decline

•

Increase in 3Q12 net revenue versus 3Q11, totaling R$7.0 billion, mainly driven by: (i) the continuing growth in the mobile base, with focus on the postpaid segment, (ii) the increasing contribution of the Business/Corporate segment and (iii) a lower rate of attrition in year-on-year residential revenue.

•	Second consecutive quarterly increase in total net revenue.

•	R$2.2 billion EBITDA, showed continued year-on-year growth and a 2.1% sequential increase. EBITDA margin stable with 2Q12 at 31.0%.

•	Revenue Generating Units (RGUs) increased 1.3% sequentially and 9.2% over 3Q11, reaching 73.3 million:

•	Residential: year-on-year growth as accelerated convergence of services more than offset the industry attrition trends in wireline; similar factors drove sequential increase.

•	Personal Mobility: maintenance of strong postpaid growth combined with greater profitability of the prepaid base.

•	Business/Corporate: sequential growth resulted from new product launches and expanded mobile penetration.

•	Investments in the quarter totaled R$2.0 billion, primarily allocated network infrastructure expansion, reinforcing the Company’s commitment to adhere to its investment plan for 2012.

Consolidated Results

	3Q12	2Q12	3Q11	QoQ	YoY
Oi S.A. Pro-Forma
Revenue Generating Unit (‘000)	73,265	72,334	67,070	1.3%	9.2%
Residential	18,189	18,037	17,881	0.8%	1.7%
Personal Mobility	45,568	45,198	40,798	0.8%	11.7%
Business / Corporate	8,782	8,370	7,595	4.9%	15.6%
Public Telephones	726	729	797	-0.4%	-8.9%

Net Revenue (R$ million)	7,041	6,909	6,940	1.9%	1.5%
Residential	2,490	2,466	2,588	1.0%	-3.8%
Personal Mobility	2,305	2,229	2,083	3.4%	10.7%
Business / Corporate	2,134	2,070	2,103	3.1%	1.5%
VAS and Others	112	145	167	-22.8%	-32.9%
EBITDA (R$ million)	2,186	2,141	2,467	2.1%	-11.4%
EBITDA Margin (%)	31.0%	31.0%	35.6%	0 bps	-460 bps
Net Earnings (R$ million)	315	64	n.a.	392.2%	n.a.

Net Debt (R$ million)	24,483	23,535	16,103	4.0%	52.0%
Available Cash (R$ million)	6,905	8,202	11,535	-15.8%	-40.1%
CAPEX (R$ million)	2,007	1,360	957	47.6%	109.7%

Nov. 13, 2012	5

Message from the CEO

“We continue to effectively execute on our strategy to generate profitable and sustainable growth, ensuring the delivery of high quality services to our growing client base,” said Francisco Valim, CEO of Oi.

“Our plan to offer a comprehensive, yet simplified, innovative range of products and services to our clients, in addition to our increased reach, produced better financial and operating results, as well as significant future growth opportunities for the Company.

In this third quarter of 2012, we succeeded in posting year-over-year and sequential growth in Revenue Generating Units (RGUs) across all of our business segments, driven by the positive response of residential clients to our triple-play and quadruple-play offers, the significant increase in the postpaid personal mobility base, as well as substantial gains in the wireline, broadband and mobile services that we provide to the business and corporate markets.

The consistent RGU growth that we have been presenting throughout the year resulted in a 1.9% sequential increase in revenue. In addition to that, Oi presented the second consecutive quarterly revenue increase in our Residential segment, where demand for our bundled services more than offset the anticipated decline in the wireline base, a trend we expect to continue in the coming periods.

Revenue from personal mobility moved up by 3.4% sequentially, thanks to the greater share of postpaid plans and an active and high quality prepaid client base. In the Business/Corporate segment, which also increased 3.1% sequentially, we experienced strong demand for our wireline and mobile services, as well as our broadband services, from both Small and Medium Enterprises (SMEs) and from corporations. Finally, third quarter EBITDA increased 2.1% sequentially, exceeding revenue growth.”

“Looking ahead, we expect the positive trends of the third quarter to continue, with full year 2012 net revenues from services evolving in line with our strategic plan. We continue to see strong market response to our simplified offers, and channel expansion, primarily among high-value mobile clients, where Oi is distinguished as the only operator recording significant gains in market share in the postpaid segment in the year. These results have mitigated our need to stimulate subsidies for handsets, and therefore, revenue from handsets was below expectations. As a result, our budgeted annual revenue from handsets, which was approximately R$1.5 billion, has been lowered by R$600 and R$800 million. We are, however, maintaining our net revenue guidance for full year 2012 as we still have the Christmas sales season ahead of us.

This is a positive development, both from the market as well as from a financial point of view, as it demonstrates that we have been attracting clients as a result of our differentiated services and high quality, while positively impacting our EBITDA margin.

I am confident that the goals set at the beginning of the year will be met through the consistent and sustainable operational and financial progress that we have been achieving quarter after quarter,” concluded Valim.

Nov. 13, 2012	6

Net revenue:

Revenue growth led by Personal Mobility and Business/Corporate segments

Table 1 – Breakdown of Net Revenue

	Quarter					Year			%
R$ million	3Q12	2Q12	3Q11*	QoQ	YoY	9M12*	9M11*	YoY	9M12	9M11*
Residential	2,490	2,466	2,588	1.0%	-3.8%	7,385	8,103	-8.9%	35.6%	38.7%

Personal Mobility	2,305	2,229	2,083	3.4%	10.7%	6,640	6,038	10.0%	32.0%	28.8%
Services	1,562	1,533	1,454	1.9%	7.4%	4,596	4,247	8.2%	22.1%	20.3%
Network Usage	608	561	617	8.4%	-1.5%	1,750	1,770	-1.1%	8.4%	8.4%
Sales of handsets, sim cards and others	135	134	11	0.7%	1127.3%	294	21	1300.0%	1.4%	0.1%

Business / Corporate	2,134	2,070	2,103	3.1%	1.5%	6,315	6,352	-0.6%	30.4%	30.3%

Other Services	112	145	167	-22.8%	-32.9%	412	457	-9.8%	2.0%	2.2%
Public Phone	7	19	32	-63.2%	-78.1%	52	151	-65.6%	0.2%	0.7%
VAS and Others	105	126	135	-16.7%	-22.2%	361	306	18.0%	1.7%	1.5%

Total Net Revenue	7,041	6,909	6,940	1.9%	1.5%	20,752	20,949	-0.9%	100.0%	100.0%

*	Results for 3Q11, 9M12 and 9M11 are proforma

In 3Q12, net revenue totaled R$7,041 million, up on both on a quarterly basis (1.9%) as well as on a year-over-year basis (1.5%), primarily as a result of the positive response to our triple-play and quadruple-play offers, including broadband and pay TV to residential clients, to the strong growth in the postpaid personal mobility base, in addition to substantial gains in broadband and mobile service to the business and corporate markets. Net revenue has been trending up consistently, as anticipated in the Company’s long-term strategic plan. 3Q12 represents a net revenue upturn for Oi, which had experienced declining revenue since the second quarter of 2010.

Nov. 13, 2012	7

Residential

	3Q12	2Q12	3Q11	QoQ	YoY
Residential
Net Revenue (R$ million)	2,490	2,466	2,588	1.0%	-3.8%
Revenue Generating Units (RGU)—(‘000)	18,189	18,037	17,881	0.8%	1.7%
Fixed Line in Service	12,610	12,744	13,277	-1.1%	-5.0%
Fixed Broadband	4,975	4,806	4,258	3.5%	16.8%
Pay TV	604	487	345	24.0%	75.1%
ARPU Residential (R$)	65.8	64.5	65.0	2.0%	1.2%

*	Results for 3Q11 are proforma

Revenue from the segment increases for the second consecutive quarter

Revenue for the Residential segment in 3Q12 totaled R$2,490 million, R$24 million or 1.0%, increase when compared to 2Q12. Net revenue from the Residential segment reinforced the recent quarterly trend, reversing the annual decline, primarily due to the positive contribution of revenue from broadband and pay TV products, coupled with the significant wireline churn reduction. This performance is due to a more complete portfolio of offerings, which, through converging products, bolster the loyalty of wireline customers, leading to residential ARPU growth, which totaled R$65.8 in 3Q12, 2.0% above 2Q12 levels.

Consolidated growth trends for residential RGUs

The initiatives to increase sales of residential products that have been adopted as part of the Company’s long-term strategic plan positively affected net additions in 3Q12, which totaled 152 thousand. It is worth noting that this metric increased in all three quarters of 2012. In the past twelve months, Oi had 309 thousand net additions, reversing the historical annual trend of net disconnections. The year-over-year volume of disconnections in 3Q12 declined 45% compared to 3Q11.

Nov. 13, 2012	8

Initiatives to increase customer loyalty included: (i) combining of wireline with broadband, pay TV and mobility; (ii) repositioning broadband and wireline offerings; and (iii) improving customer care and retention processes. Additionally, the expansion and improvement of the Company’s sales channels also contributed to higher sales.

Focus on the convergence of residential products remains the Company’s primary strategy to improve performance in this segment. Accordingly, the main points influencing result in 3Q12 were:

Greater broadband penetration and speed

Oi ended 3Q12 with approximately 5 million broadband clients in the Residential segment, representing 169 thousand new clients in the period. This growth was due to both increased sales and reduced churn. Compared to the same period of 2011, sales increased 19%, and there was a 30% increase in average contracted speed. Additionally, residential broadband churn decreased 16% in 3Q12 when compared to the same period of 2011.

This was primarily due to: (i) investments in network expansion and quality; (ii) base protection and speed upgrade actions; (iii) repositioning of Oi Velox product and offerings; (iv) revision of installation processes, and; (v) channel expansion, with greater focus on door-to-door sales and higher incentives for store sales.

Nov. 13, 2012	9

In August, the Company deployed the Popular Broadband Plan in the State of Rio de Janeiro, a project in partnership with the State Government that enabled customers to contract 1 Mb Oi Velox for R$29.90/month with a free modem and an antivirus program, given the ICMS tax exemption granted by the State.

Network and system upgrades ensure continued increases in average speed

The percentage of customers with speeds equal to or greater than 5 Mb has been increasing from quarter to quarter, despite the increase in the total residential broadband client base. In the third quarter, this increase was 220bps, bringing this customer group to 28.7% of the base (almost 50% of such customers have speeds above 10 Mb), reflecting accelerated upgrade initiatives aimed at residential customers.

Also, in order to reduce churn, the Company has been investing in expanding the availability of broadband with higher speeds for residential customers.

Fiber-to-the-home (FTTH)

An important highlight in this segment in the third quarter was the launch of fiber project, which involved the deployed of a commercial broadband pilot project via fiber-to-the-home (FTTH). Under this pilot project, the Company is selling 100 Mb and 200 Mb speeds in preparation for the roll-out of the IPTV and triple play on the fiber network, which is scheduled to take place in December 2012.

Net additions for Pay TV accelerated, supporting the loyalty of residential clients

Pay TV operations are essential to Oi’s strategic plan, as bundling this service with other residential services leads to greater customer retention and loyalty, thus reducing churn and increasing residential ARPU.

In July 2012, the Company launched its quadruple-play offer through Oi TV HD, aiming to expand access to HD transmission technology. This offer, which is supported by a strong advertising campaign, Oi TV Mais HD, is seen as the most comprehensive entry package on the market, with 56 paid channels, of which 11 are HD, including films, TV series, sports and children’s programming with high definition sound and image for R$39.90 (for the first three months, after which the price rises to R$69.90) for Oi Velox or Oi Conta Total customers.

With this initiative, Oi TV has countered the market practice of making its HD offerings available in packages for the premium segment, strengthening the Company’s strategy of providing more comprehensive and cost-effective services with the convenience of receiving one single invoice.

Nov. 13, 2012	10

Fixed-Mobile convergence reinforces the “community effect”

In addition to converging Pay TV and broadband services, the Company is leveraging its position as of the largest operator in Brazil with the Oi Fixo ilimitado + Pré ilimitado plan (launched in March this year), which addresses consumers’ preference for using wireline and mobile telephones at their own convenience.

Oi’s offering of Oi Fixo ilimitado + Pré ilimitado plan is available for R$29.90 per month until Carnival in Brazil (R$28.90 for Wireline and R$1 for automatic recharge of prepaid plans). This offer includes unlimited calls from wirelines to local Oi Fixo phones (first 1,000 minutes of local calls may be used to call wirelines of any operator) and local calls to Oi Móvel (VC1) at local fixed-fixed fees. Regarding mobile, clients have unlimited bonus minutes that are valid for local calls to any Oi Móvel or Oi Fixo phones.

This offer is available in most Brazilian states. Customers who need long-distance services may also choose unlimited Oi Fixo plans with area codes (DDD) for only an additional R$10 on the wireline bill.

By promoting the fixed-mobile convergence, the Company reinforces the “community effect” by valuing on-net traffic in mobility offers, and creates a convergent offering in wireline phone plans, thus reducing the effects of fixed-mobile replacements.

Convergence reaches over one half of households served by Oi, and offsets the industrywide attrition in wireline

Nov. 13, 2012	11

Thanks to continued emphasis on growing the base of households with more than one product, Oi ended 3Q12 with more than 1P in 52% of its total residential customer base. This represents a 1.6% sequential increase, and represented 6,684 thousand households out of 12,806. This resulted in improved wireline performance, where the annual disconnection volume fell by 45% in 3Q12 compared to 3Q11, illustrating the success of the Company’s convergence-focused strategy.

Strengthening sales channels and improving quality

An important pillar of Oi’s strategic plan, sales channels have improved and expanded throughout the year, focusing on Company-owned stores (101 units in 3Q12) and door-to-door sales (increase in sales force). This has resulted in increased sales of wireline, broadband and TV plans, as well as of bundled services. Also, the launch of sales of residential products at the Company’s stores (owned or franchised), in addition to mobile products, have contributed to the positive results this year.

The Company continues to make progress in improving quality through initiatives including: (i) humanization of the Interactive Voice Response (IVR) system; (ii) implementation of new self-care options; and (iii) migration of voice technology to DTMF (touchtone menu at calls to Oi’s call center) in line with market benchmarks. Accordingly, in the third quarter self-care increased over 50% and the claims filed with Anatel regarding IVR fell more than 90%.

Ongoing monitoring of daily Service Levels (calls answered by the call center within 20 seconds) and periodic meetings to anticipate the volume of calls in order to continuously resize operations have resulted in an almost 50% improvement in key service performance indicators since the end of last year.

Residential ARPU

Residential ARPU is calculated by dividing the Residential segment’s total revenue by the number of average households served by Oi. This revenue comes from wireline services, fixed broadband and pay TV.

Residential ARPU totaled R$65.8 in 3Q12, a sequential increase of 2.0%. This performance is in line with the Company’s strategic objective of increasing residential ARPU through greater penetration of Oi services by household. This trend is illustrated in the increasing share of households with more than 1 product, which leads to: (i) lower erosion levels of the wireline customer base; (ii) growth in fixed broadband services, and; (iii) increases in pay TV sales.

Nov. 13, 2012	12

Personal Mobility

	3Q12	2Q12	3Q11	QoQ	YoY
Personal Mobility
Net Revenue (R$ million)	2,305	2,229	2,083	3.4%	10.7%
Services	1,562	1,533	1,454	1.9%	7.4%
Network Usage	608	561	617	8.4%	-1.5%
Sales of handsets, sim cards and others	135	134	11	0.7%	1127.3%
Revenue Generating Units (RGU)—(‘000)	45,568	45,198	40,798	0.8%	11.7%
Pre-Paid Plans	39,483	39,407	35,657	0.2%	10.7%
Post-Paid Plans	6,085	5,791	5,141	5.1%	18.4%

*	Results for 3Q11 are proforma

Note: Postpaid plans include: High value postpaid plans; Oi Controle postpaid plans; convergent mobile terminals (Oi Conta Total and Oi Internet Total) and 3G (mini-modem)

Strong growth rate of the segment maintained

Net revenue from Personal Mobility totaled R$2.3 billion, up R$76 million compared to the prior quarter (+3.4%) and R$222 million compared to 3Q11 (+10.7%).

Revenue from services totaled R$1,562 million, up by 1.9% sequentially and 7.4% compared to 3Q11. This growth was driven by: (i) higher revenue from subscriptions due to increases in the postpaid customer base; (ii) higher traffic revenue due to increases in the prepaid customer base; and (iii) higher revenue from 3G services, reflecting the increases in total customers.

Net revenue from network services was R$608 million in 3Q12, up 8.4% sequentially, but down 1.5% year-on-year. The sequential increase was due to the growth in RGUs, particularly in postpaid plans (+4.8% in the average base), with greater inbound traffic usage, and to the favorable challenging decision regarding mobile interconnection fees. The year-on-year decline was due to the adjustment of interconnection fees with mobile termination (VU-M).

Nov. 13, 2012	13

Net handset revenues totaled R$135 million, remaining stable with 2Q12, and increasing R$124 million compared to 3Q11. In significant year-over-year increase in net revenues was driven by sales of mobile handsets in 2012.

Consistent growth in Postpaid segment and increased profitability of the Prepaid customer base

Benefitting from its strategy of achieving profitable growth in personal mobility, and in line with its strategic plan, Oi posted gross additions of 5.9 million in the third quarter, up 3.9% sequentially. In the period, there were 5.5 million disconnections, resulting in 370 thousand net additions, of which 294 thousand were postpaid users.

Postpaid

With the net addition of 294 thousand customers, Oi ended 3Q12 with 6,085 thousand postpaid customers, which accounted for 13.4% of the Personal Mobility base (12.6% in 3Q11). Comparing the first nine months of the 2012, 800 thousand postpaid customers were added, more than double the number in 2011. This growth is due to both increased sales and to reduced churn.

As of the end of September 2012, more than 30% of the postpaid customers were subscribers to Oi Conta Total (OCT), a combination of postpaid mobile with wireline and broadband. This shows how effective the Company’s convergence strategy has been and reinforces its assertion that OCT is one of the most outstanding examples of wireline-mobile convergence in the world.

The offer launched in April 2012 continued in force for Oi Smartphone plans, which allow discounts on the purchase of handsets as well as unlimited local calls (to Oi mobile and to any operator’s wirelines), internet via mobile, SMS and Oi WiFi. These services are also offered under the Oi Conta plans (postpaid, without subsidy).

In addition to the launch of the Smartphone portfolio, the Oi Conta Total plans include options for purchasing additional services such as unlimited SMS messages, unlimited long-distance calls (DDD), unlimited internet access via mobile, Oi Velox 3G and Oi TV; this makes the product more complete and is focused on high end customers.

Nov. 13, 2012	14

Strong growth rate maintained in Postpaid lines

Note: Postpaid high end and OCT Postpaid consider plans from Oi Conta 60, Oi Smartphone 60, Oi Família 300, OCT Light and OCT Light Smartphone.

Another highlight of the third quarter was the larger share of sales represented by loyalty plans, where a discount is allowed in the monthly bill for customers of twelve months or more. At the beginning of the year, loyalty plans accounted for nearly 20% of gross additions; by June this share had reached 50%, and by the end of September 2012 more than 90% of activations were on this basis.

The sales channels contributed to this strong performance, thanks to the ongoing training and process improvements for franchise owners (commission model incentives in line with the strategic plan) and an increase in Oi-owned stores (101 in September 2012).

Prepaid

The prepaid customer base was 39,483 thousand at the end of 3Q12, stable compared to 2Q12. The gross recharge volume continues to closely follow the changes in the customer base. This shows that Oi has an active and high-quality prepaid customer base, resulting from its growth strategy with a focus on profitability.

Nov. 13, 2012	15

The current plan offers the same or double the recharge value in bonuses each day, depending on the region, making communication clearer and giving the Company more attractive positioning in the prepaid market. The customer can use the bonus for local calls to Oi Mobile and Oi Fixed lines, or to send SMS messages to any operator.

Growth in prepaid sales has also been strengthened by a significant presence in national retail outlets (large retail chains) and, since the beginning of the year, by the addition of multibrand distributors as a sales channel.

Total Mobile Base

Oi is only operator to show a significant increase in market share in the Postpaid segment in 2012

At the end of 3Q12, the mobile customer base (Personal Mobility + Business/Corporate) amounted to 48,398 thousand users, 45,568 thousand of them belonging to Personal Mobility and 2,830 thousand to the Business/Corporate segment. 6,390 thousand new accounts were added in 3Q12, for a total net increase of 604 thousand.

In line with the strategic plan for capturing a greater share of the high-value mobile market by gaining additional traction in the postpaid segment, Oi benefitted from the results of initiatives in sales channels (expansion), offerings (simplification and a return to the handset market) and communication (more exposure in the media). In 3Q12, Oi took had the distinction of being the operator with the highest gain in market share in the postpaid segment during 2012, recording growth of 31% so far this year. Additionally, for two consecutive quarters Oi is the third largest operator in Brazil in terms of mobile revenue market share, besides being the last to enter the market.

Nov. 13, 2012	16

Mobile ARPU

Mobile ARPU takes into account all the revenues from mobile (personal + business/corporate) from the point of view of a separate mobile company; in other words, it includes revenues from inter-company traffic with wirelines. Conversely, revenues from long-distance SMP (originating from mobile) that are part of the STFC license (concession), are not part of the calculation. This amount is therefore divided by the average base in order to calculate the mobile ARPU.

The mobile ARPU for 3Q12 stood at R$22.2, showing no change compared to 3Q11, but a 3.7% increase over this year’s second quarter. This performance reflects the change in the postpaid mix in the total base, with the high-value postpaid segment gaining prominence, as well as Oi Conta Total and strong growth in the Business/Corporate segment, together with an active and high-quality prepaid customer base.

 Business/Corporate

	3Q12	2Q12	3Q11	QoQ	YoY
Business / Corporate
Net Revenue (R$ million)	2,134	2,070	2,103	3.1%	1.5%
Revenue Generating Units (RGU)—(‘000)	8,782	8,370	7,595	4.9%	15.6%
Fixed	5,371	5,249	5,004	2.3%	7.3%
Broadband	581	526	518	10.5%	12.2%
Mobile	2,830	2,596	2,073	9.0%	36.5%

*	Results for 3Q11 are proforma

Growth rate maintained in the segment

Net revenues in the Business/Corporate segment were R$2,134 million, 3.1% up from the prior quarter and 1.5% above 3Q11 levels. The performance for the quarter resulted from increased revenues from subscription and data packages in mobile and advanced voice services and data communication in wireline.

The Company ended 3Q12 with 8,782 thousand RGUs, posting significant year-on-year and sequential growth of 15.6% and 4.9%, respectively, in the Business and Corporate segment, resulting from upward trends in all B2B products. Corporate accounted for nearly two thirds of the RGUs in this segment.

Nov. 13, 2012	17

Business

Oi’s principal results for 3Q12 in the Business segment were as follows: (i) wireline growth continued; (ii) mobile sales continued to grow; and (iii) the portfolio of value-added services was expanded. These initiatives and results are in line with the Company’s strategy to increase its focus on the segment, to leverage mobile penetration with existing customers and to have an increasingly greater presence in the entire chain of telecom and IT services that its customers use.

With respect to the segment’s wireline operations, the Company saw growth in comparison to both last year and the prior quarter, led by the increase in gross additions and a reduction in churn. This performance resulted from initiatives to tailor offering to the customer’s needs and to improve retention. Broadband’s third quarter reflected and increased volume of gross additions, thanks expanded sales initiatives and greater productivity from the remote channel (telesales).

In the mobile market, 3Q12 was the third consecutive quarter of increased sales, principally in the Oi Equipe Flat and Oi Empresa Especial plans, reflecting the Company’s strategy to stay close to the Business segment with customized offerings, mobile internet bundling and a choice of handsets relevant to the segment.

With respect to services, Oi continues to pursue its strategy of tacking on value-added services to its basic telecom plans, seeking to achieve a complete portfolio that will meet all its customers’ telecommunications needs.

Corporate

In 3Q12, Oi took several more steps towards enhancing its strategic positioning in the corporate market, with the objective of helping its customers increase their revenues and rationalize their costs by the use of innovative technology.

After its pioneer launch of Oi Smart Cloud at the beginning of the year, the Company presented its internet portal www.oismartcloud.com.br to the market. The portal is now in operation and works as a virtual store for companies that want to obtain Infrastructure as a Service (IaaS) and to have more information on Cyber Datacenter products and infrastructure.

As part of its strategy of extending its operations to the IT value chain for its customer base, the Company completed infrastructure agreements with the Superior Labor Court and the Caixa Econômica Federal. These services include data transmission circuits, logical network management, logical and electrical cabling infrastructure and backbones connecting offices.

Another achievement for Oi in the mobile segment was the completion of several large contracts during the quarter, four of which were new accounts representing 3.5 thousand new access lines. These results are in line with the Company’s strategy of broadening the role of the mobile in the corporate segment, using its network as a competitive advantage. Services contracted for included the use of 3G modems and postpaid plans.

Nov. 13, 2012	18

Operating Costs and Expenses

Another quarter with cost and expense levels in line with strategic plan

Table 2 – Breakdown of Operating Costs and Expenses

Item—R$ million	3Q12	2Q12	3Q11*	QoQ	YoY	9M12*	9M11*	YoY
Operating Expenses
Interconnection	1,059	1,066	1,163	-0.7%	-8.9%	3,288	3,494	-5.9%
Personnel	483	515	459	-6.2%	5.2%	1,480	1,347	9.9%
Materials	51	32	58	59.4%	-12.1%	110	127	-13.4%
Handset Costs/Other (COGS)	121	157	48	-22.9%	152.1%	335	148	126.4%
Third-Party Services	2,161	1,998	1,861	8.2%	16.1%	6,035	5,435	11.0%
Marketing	108	144	99	-25.0%	9.1%	367	398	-7.8%
Rent and Insurance	477	444	426	7.4%	12.0%	1,376	1,215	13.3%
Provision for Bad Debts	75	164	163	-54.3%	-54.0%	438	663	-33.9%
Other Operating Expenses (Revenue), Net	320	249	195	28.5%	64.1%	983	1,194	-17.7%

TOTAL	4,855	4,769	4,472	1.8%	8.6%	14,413	14,021	2.8%

*	Results for 3Q11, 9M12 and 9M11 are proforma

Operating costs and expenses for 3Q12 totaled R$4,855 million, essentially unchanged from the prior quarter, as a result of:

Interconnection

Interconnection costs amounted to R$1,059 million in 3Q12, similar to the prior quarter and 8.9% lower than the previous year. This decline is related to the fall in the VU-M tariff.

Personnel

Personnel expenses were R$483 million in 3Q12, 6.2% less than in 2Q12, but 5.2% above the figure for 3Q11. The sequential decline was due to the implementation of the BPO project for back office operations at the end of 2Q12. The increase in staff over the prior year is the result of the increase in Oi-owned stores, Oi sales channels and the creation of the regional offices.

SMP handset costs and others (COGS)

SMP handset costs and others (COGS) amounted to R$121 million in 3Q12, R$36 million less than in the prior quarter but R$73 million above 3Q11. The sequential was due to the high seasonal volume in 2Q12, particularly the Oi Smartphone offer for Mother’s Day. The year-on-year rise in costs was due to Oi’s return to the handset market, in line with its strategic plan focusing on the high-value segment.

Third Party Services

In 3Q12, third party service costs were R$2,161 million, increases of 8.2% and 16.1%, respectively, from 2Q12 and 3Q11. These results primarily reflected the higher volume of sales, which increased commission expenses especially in the door-to-door channel, increased content (number of channels) contracted for Pay TV, and by higher expenses for logistics related to the handset marketing strategy.

Advertising and Publicity

Advertising and publicity expenses amounted to R$108 million in 3Q12, an increase of 9.1% over the prior year but down 25% from 2Q12 levels, when more money was spent on television advertising in connection with the Mother’s Day campaign.

Nov. 13, 2012	19

Provisions for Bad Debt (PDD)

The provision for bad debt was R$75 million at the end of 3Q12, representing reductions of 54.3% compared to 2Q12 and 54.0% on the year before. This decline was the result of more efficient collection methods in 3Q12, particularly the effort concentrated on the business/corporate markets in anticipation of changes in municipal officers after the elections. In addition, the world leader in the credit bureau market was engaged to assist in collection operations. PDD represented 1.1% of net revenues in 3Q12 (2.4% in 2Q12 and 2.3% in 3Q11).

Other Items

EBITDA

EBITDA growth demonstrates progress on the strategic plan

Table 3 – EBITDA and EBITDA Margin

	3Q12	2Q12	3Q11	QoQ		YoY		9M11	9M11	YoY
Oi S.A. Pro-Forma

EBITDA (R$ Mn)	2,186	2,141	2,467	2.1%		-11.4%		6,338	6,928	-8.5%
EBITDA Margin (%)	31.0%	31.0%	35.6%	0.0 p.	p.	-4.6 p.	p.	30.5%	33.1%	-2.6 p.	p.

	3Q12	2Q12	3Q11	QoQ		YoY		9M11	9M11	YoY
Oi S.A. Consolidated

EBITDA (R$ Mn)	2,186	2,141	624	2.1%		250.3%		5,476	2,088	162.3%
EBITDA Margin (%)	31.0%	31.0%	27.4%	0.0 p.	p.	3.6 p.	p.	30.8%	29.8%	1.0 p.	p.

EBITDA for Oi S.A. in 3Q12 was 2.1% above 2Q12, amounting to R$2.186 million, with similar margins of 31.0% in both quarters. This performance was due mainly to the increase in net revenues from the Personal Mobility and Business/Corporate segments, as a result of the ongoing improvement in levels of operating service and from the promotion of new convergence offers, aimed at customer loyalty and sustainable revenue growth.

Nov. 13, 2012	20

Financial Income & Debt

Table 4 – Financial Income (Oi S.A. Consolidated)

R$ Million	3Q12	2Q12	3Q11*	9M12	9M11*
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-457	-459	-16	-1,091	-26
Net FX result (on fin. investments and loans and financing)	-128	-134	-180	-372	-41
Other financial income / expenses	31	-98	402	-19	31

Net Financial Income (Expenses)	-554	-692	206	-1,482	-36

*	Refers to the financial income of the former BrT, which, at that time, had a liquid cash position because the rest of the group was not consolidated.

Oi S.A.’s consolidated net financial income for 3Q12 amounted to R$554 million, 20% below the prior quarter. The decline resulted principally from: (i) reduction of the Central Bank interest rate (Selic); (ii) reduction of the official long-term interest rate (TJLP) by the National Monetary Council (CMN); and (iii) hedging gains.

Proforma Debt & Liquidity

The Company’s consolidated gross debt declined by R$350 million compared to the prior quarter, ending the period at R$31,387 million. Such reduction is mainly due to the current liquidity, which allowed the Company to reduce the rollover of its debt in the period. Consolidated net debt at the end of the quarter totaled R$24,483 million.

Significant debt amortization was achieved in particular by the payment of principal and interest to the Brazilian Development Bank (BNDES) and Export Credit Agencies (ECAs), the repayment of the Real Estate Receivable Certificate and the maturity of the interest portion of the 7th Oi S.A. debenture issue. Highlights in terms of capital raising included disbursements by the ECAs, such as the Swedish Export Credit Agency (EKN), to finance the Company’s investment plans.

At the end of the quarter, 40.0% of total debt was denominated in foreign currency. Only US$305 million, however, the equivalent of R$619 million, amounting to 1.9% of gross debt, was exposed to currency fluctuations, the remainder being protected by foreign exchange hedging operations. The repayment of this debt through November 2017 is totally covered either by hedging contracts or by financial investments held in a foreign currency.

Both the effective cost of the debt and its average term (5 years) remained stable in 3Q12.

Nov. 13, 2012	21

Table 5 – Debt

R$ million	Sep/12	Jun/12	Sep/11*	% Gross Debt
Debt
Short Term	2,962	3,240	4,579	9.4%
Long Term	28,425	28,497	23,060	90.6%

Total Debt	31,387	31,737	27,639	100.0%

In Local Currency	19,249	19,681	18,607	61.3%
In Foreign Currency	12,545	12,468	9,082	40.0%
Swaps	-406	-412	-51	-1.3%

(-) Cash	-6,905	-8,202	-11,535	-22.0%
(=) Net Debt	24,483	23,535	16,103	78.0%

*	Results for 3Q11 are proforma

The gross debt maturity schedule is broken down in the following table:

Table 6 – Repayment Schedule for Oi S.A. Gross Debt

(R$ million)	2012	2013	2014	2015	2016	2017 onwards	Total
Schedule for the Amortization of Gross Debt
Local Currency Amortization	832	2,429	2,908	1,435	3,376	8,269	19,249
Foreign Currency Amortization + swap	550	603	657	821	799	8,708	12,138

Gross Debt Amortization	1,382	3,032	3,565	2,255	4,175	16,978	31,387

Nov. 13, 2012	22

Depreciation / Amortization

Depreciation and amortization for Oi S.A. totaled R$1,326 million in 3Q12, up R$42 million compared to the prior quarter, reflecting the increase in capex (+47.6%) for the period. Comparisons with 3Q11 were affected by the inclusion of the results of TMAR and its subsidiaries as of February 28, 2012, when the corporate reorganization of the group was concluded.

Since the completion of the corporate reorganization, the amortization of Oi S.A. (formerly Brasil Telecom S.A.) has been impacted by the fair value relating to the acquisition of Brasil Telecom in 2009. Supported by the opinion of its accounting advisors, the Company recently filed a petition with the CVM asking for the write off of such goodwill against equivalent reserves in shareholders’ equity, which would make the balance sheet comparable to peers. The petition is under analysis by the CVM.

In the third quarter, the impact of this factor on Oi S.A.’s net income was R$273 million and in the 2012 second quarter it was R$283 million , totaling to R$ 653 million for the year to date.

Table 7 – Depreciation and Amortization (Oi S.A. Consolidated):

R$ million	3Q12	2Q12	3Q11*	9M12	9M11*
Depreciation and Amortization
Total	1,326	1,284	260	3,196	774

Wo/ the Fair Value Effect	918	864	n.a.	2,225	n.a.

*	Refers to the result of former BrT.

Net Income

At the end of 3Q12, Oi S.A. reported consolidated net income of R$315 million, an increase of R$251 million when compared with 2Q12. Higher EBITDA and lower net financial expenses contributed to this improvement.

3Q12 net income is not comparable to 3Q11 because of the corporate reorganization that was completed on February 27, 2012.

Table 8 – Net Income (Oi S.A. Consolidated)

	3Q12	2Q12	3Q11*	9M12	9M11*
Net Income
Net Earnings (R$ Mn)	315	64	398	724	865
Net Margin	4.5%	0.9%	17.4%	4.1%	12.3%
Earnings per Share (R$)	0.192	0.039	0.675	0.442	1.467

Net Income without the effect of Fair Value
Net Earnings wo/ effect of Fair Value (R$ Mn)	588	347	n.a.	1,378	n.a.
Net Margin wo/ effect of Fair Value	8.3%	5.0%	n.a.	7.7%	n.a.
Earnings per Share wo/ effect of Fair Value (R$)	0.358	0.212	n.a.	0.840	n.a.

*	Refers to the result of former BrT

Nov. 13, 2012	23

Investments

Table 9 – Investments

R$ million	3Q12	2Q12	3Q11*	QoQ	YoY	9M12*	9M11*	YoY
Capex
Network	1,523	862	798	76.7%	90.9%	3,194	2,264	41.1%
IT Services	89	67	49	32.8%	81.6%	255	150	70.0%
Others**	396	431	110	-8.1%	260.0%	1,009	413	144.3%

TOTAL	2,007	1,360	957	47.6%	109.7%	4,458	2,827	57.7%

*	Results for 3Q11, 9M12 and 9M11 are proforma
**	Includes 4G license

Consolidated capital expenditures for 3Q12 were R$2,007 million, an increase of 47.6% compared to the prior quarter and up 109.7% over 3Q11. The increase capital expenditures was due to network investments, including increased 2G and 3G capacity and coverage, as well as the greater speed and expansion of the broadband network.

Nov. 13, 2012	24

CASH FLOW

Table 10 – Cash Flow: Cash Flow Statement

R$ Million	3Q12	2Q12	3Q11*	9M12*	9M11*
EBITDA	2,186	2,141	2,467	6,338	6,928
Capex	1,412	1,601	1,140	4,244	3,857
EBITDA—Capex	774	539	1,327	2,094	3,071
Working capital	1,192	-93	247	676	638
Operating cash flow	1,966	446	1,574	2,770	3,709
Net financial charges	-12	-570	160	-813	-1,218
Income Tax	-156	-442	-137	-772	-383
Authorizations and concessions	-68	-208	-135	-314	-349

Free cash flow	1,730	-773	1,462	871	1,759

*	Results for 3Q11, 9M12 and 9M11 are proforma

Please note

The principal tables issued in Excel format in the Press Release will be available on the Company website (www.oi.com.br/ir), in the section “Financial Information / Quarterly Reports”.

Definition of the terms used in the Press Release will also be available in the glossary on the Company website: “http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=43758&id=160786”.

Nov. 13, 2012	25

Payment of Dividends in August

The Company adhered to its dividend policy, as announced to the market in April 2012, and made a payment of R$1 billion to its shareholders in the form of dividends (R$507,715,614.95) and redemption of shares issued as a bonus (R$492,284,385.05). The monetary equivalents per share were R$0.309577473963 and R$0.300168346034, respectively, representing a total of R$0.609745820 per share (common and preferred). The dividend was payable on August 27, 2012, to shareholders of record as of August 17, 2012 (on August 20, 2012, the shares went ex-dividend and ex-warrant). The Company thus completed the distribution of dividends totaling R$3 billion in 2012, as required by its dividend policy.

Change in Depositary Receipts (DR) Program

On August 9, 2012, the Company announced a change in the ratio of the sponsored Depositary Receipts (DR) Program, Level II, for its preferred shares (OIBR). Before the change, each DR represented three preferred shares. With the change, each DR now represents one preferred share, so each DR has been split into three. The effective date of this change was August 15, 2012. The other conditions of the DR Program remain unchanged. The purpose of this step was to simplify the DR program and to bring the ratio into line with the common shares (OIBR.C).

Completion of share disposal auctions

The last Company share disposal auction was held on August 14, 2012, for shares formed from grouping fractions of shares arising from the substitution of the holdings of the former shareholders of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. by shares of the Company, as a result of the corporate reorganization approved on February 27, 2012.

A total of 948,939 common shares and 1,288,864 preferred shares of the Company were disposed of, representing 0.16% of the voting stock and 0.12% of the total capital stock. The total net amount received was R$21,842,171.75, equivalent to R$10.38528143537 for each common share and R$9.30057257398 for each preferred share. The total amount obtained from the disposal of the shares was credited, proportionately, to the holders of the fractions, on August 21, 2012.

Adhesion to Level 1 of Corporate Governance of the BMF&Bovespa

On July 25, 2012, the Board of Directors of Oi S.A. approved the Company’s adhesion to Level 1 of Corporate Governance of the BMF&Bovespa, authorizing all necessary actions for this listing. Fulfilling yet another step in the adhesion process, in an Extraordinary General Meeting held on November 7, 2012, the amendment to the Bylaws of Oi S.A. such as to adapt them to the new regulations of the Level 1 Listing Rules was approved.

Minha Oi and Presence on Social Networks

Minha Oi is Oi’s online customer service area. New users in the third quarter of 2012 were 24% up from 2Q12. Minha Oi reached 4 million registered customers, managing about 9.3 million terminals online. Among the services offered are account visualization, Oi Cartão recharge, details of the Oi Pontos balance and registration for a Conta Online. The online account reached 320,000 registered terminals. The results show how receptive and confident customers are in the self-care services offered by Minha Oi.

Nov. 13, 2012	26

Oi had 510,000 followers of its official profiles on Facebook, Twitter and Orkut, a 70% increase in the third quarter. These channels offer important information, and more than 70 thousand customers have been served through these social channels.

The Online Sales front, e-commerce, generated more than 100 thousand orders in the quarter (an increase of 10.4% over 2Q12). Online sales are available for acquiring the following products: Oi Fixo, Oi Velox and Oi TV, Oi Internet Total, Oi Velox 3G and Oi Móvel.

PE-Conectado Network Project

An announcement was made in the third quarter about an investment of approximately R$500 million over the next 12 months in the state of Pernambuco, to expand 2G, 3G and broadband networks, as well as install new equipment to improve the efficiency of Oi’s services in the state. These investments are related to the PE-Conectado project, which, among other things, plans to install 11.5 thousand security cameras.

Services provided to the State of Bahia Administration Secretariat

In the third quarter the Company announced that, through a consortium, it had won the tender for participating in the provision of digital communication services to the Public Administration of the State of Bahia. The contract covers the provision of corporate infrastructure for data, voice and video communications and operating services for the Metropolitan Region of Salvador and the Interior of the State.

Moody’s rating review

On October 30, the Company received notice of a downgrade in its rating by Moody’s, with a negative outlook. Taking into consideration that the same agency had reconfirmed the Baa2 rating with a stable outlook in April this year, and as the Company’s gross debt profile and capital did not present material changes, and we also improved our market share in the sector, Company understands that such downgrade is not appropriate. Additionally, as already discussed in this document, the Company keep executing it long term strategic plan as expected, presenting performance evolution in practically all its operational and financial indicators.

Nov. 13, 2012	27

Oi S.A. Consolidated

Income Statement—R$ million	3Q12	2Q12	3Q11	9M12	9M11
Net Operating Revenue	7,040.6	6,909.3	2,281.1	17,779.3	7,007.2
Operating Expenses	-4,855.0	-4,768.8	-1,657.1	-12,303.6	-4,919.7
Cost of Services Provided	-1,622.9	-1,477.7	-525.7	-3,928.3	-1,494.3
Cost of Goods Sold	-121.1	-156.7	-5.2	-300.2	-18.6
Interconnection Costs	-1,059.1	-1,066.2	-429.6	-2,789.0	-1,292.3
Selling Expenses	-1,280.4	-1,419.2	-254.9	-3,327.5	-838.4
General and Administrative Expenses	-710.4	-670.4	-314.0	-1,798.8	-921.1
Other Operting (Expenses) Revenue, net	-61.1	21.3	-127.7	-159.7	-354.9
EBITDA	2,185.6	2,140.6	624.0	5,475.7	2,087.5
Margin %	31.0%	31.0%	27.4%	30.8%	29.8%
Depreciation and Amortization	-1,325.9	-1,283.9	-260.0	-3,196.1	-774.1

EBIT	859.8	856.6	364.0	2,279.6	1,313.4

Financial Expenses	-997.0	-1,634.8	-243.4	-3,442.5	-1,002.2
Financial Income	443.4	943.0	448.5	1,960.4	965.9

Income Before Tax and Social Contribution	306.1	164.8	569.1	797.5	1,277.2

Income Tax and Social Contribution	8.4	-100.7	-171.1	-73.0	-412.1
Net Income	314.6	64.1	398.0	724.5	865.1
Margin %	4.5%	0.9%	17.4%	4.1%	12.3%

Outstanding Shares Thousand (exc.-treasury)	1,640,028	1,640,036	589,789	1,640,028	589,789
Earnings per share (R$)	0.1918	0.0391	0.6749	0.4418	1.4667

Nov. 13, 2012	28

Oi S.A. Consolidated

Balance Sheet—R$ million	Sep-12	Jun-12	Sep-11
TOTAL ASSETS	78,100	76,925	28,604
Current	19,940	19,527	9,305

Cash and cash equivalents	4,608	5,023	3,772
Financial investments	1,333	2,325	939
Derivatives	876	160	0
Accounts Receivable	6,466	5,940	1,957
Recoverable Taxes	1,228	925	209
Other Taxes	1,545	1,076	611
Inventories	426	280	21
Assets in Escrow	2,197	2,299	1,469
Other Current Assets	1,261	1,499	327

Non-Current Assets	58,160	57,399	19,299

Long Term	18,549	18,278	12,628
.Recoverable and Deferred Taxes	6,667	6,768	5,070
.Other Taxes	705	584	173
.Financial investments	63	62	13
.Assets in Escrow	9,422	9,088	5,064
.Derivatives	175	537	0
.Financial Assets Available for Sale	900	793	0
.Other	616	447	2,309
Investments	79	78	9
Property Plant and Equipment	24,066	23,366	5,524
Intagible Assets	15,467	15,677	1,138

Balance Sheet—R$ million	Sep-12	Jun-12	Sep-11
TOTAL LIABILITIES	78,100	76,925	28,604
Current	16,374	14,047	7,619

Suppliers	4,695	3,958	1,506
Loans and Financing	3,350	3,261	1,055
Financial Instruments	489	140	39
Payroll and Related Accruals	705	510	143
Provisions	1,692	1,769	1,357
Payable Taxes	994	587	173
Other Taxes	1,864	1,486	1,205
Dividends Payable	272	259	56
Authorizations and Concessions Payable	1,032	962	123
Other Accounts Payable	1,283	1,117	1,962

Non-Current Liabilities	41,600	42,135	10,285

Loans and Financing	28,444	28,888	4,633
Financial Instruments	156	145	0
Payable and Deferred Taxes	2,487	2,573	0
Other Taxes	2,160	2,093	597
Contingency Provisions	5,144	5,212	3,221
Pension Fund Provision	446	446	546
Outstanding authorizations	1,080	1,061	526
Other Accounts Payable	1,682	1,716	761

Shareholders’ Equity	20,126	20,744	10,700

Controlling Interest	20,081	20,701	10,700
Minority Interest	45	43	0

Nov. 13, 2012	29

Relevant Information

I) CVM INSTRUCTION NO. 358, ARTICLE 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction No. 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

OIBR Shares	Capital	Treasury	Controlling Shares	Direct controllers	Free-Float
Common	599,008,629	84,250,695	290,549,788	62,125,320	162,082,826
Preferred	1,198,077,775	72,808,066	0	440,502,994	684,766,715
Total	1,797,086,404	157,058,761	290,549,788	502,628,314	846,849,541

Shareholding position as of September 30, 2012

II) This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as: “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends which, obviously, involve uncertainty and risk, with future results that may differ from current expectations. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information given is unaudited, and may be different from the final results.

Oi – Investor Relations

Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Leonardo Mantuano	55 (21) 3131-1316	leonardo.mantuano@oi.net.br

Nov. 13, 2012	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer